SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F   __X__          Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
          Yes ____                   No  __X__

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
         N/A

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This Form 6-K consists of:

The announcement of the resolutions of the third meeting of the third session of the board of directors of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on August 25, 2006.

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                               [GRAPHIC OMITTED]
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 386)


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             Announcement of the Resolutions of the Third Meeting
                of the Third Session of the Board of Directors

                      (Overseas Regulatory Announcement)

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China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.
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A written notice on the third meeting of the third session of the board of directors of China Petroleum & Chemical Corporation ("Sinopec Corp." or "the Company") was issued on 11 August 2006 and the meeting was held in Beijing on 24 - 25 August 2006.

Chairman Chen Tonghai and Vice Chairman Zhou Yuan and directors Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang, Liu Zhongli, Shi Wanpeng and Li Deshui attended the meeting. Directors Yao Zhongmin and Fan Yifei did not attend the meeting for reason of official duties and appointed Chairman Chen Tonghai and director Wang Tianpu to attend the meeting and vote on their behalf respectively. A quorum for convening a board of directors' meeting was formed as stipulated in the Articles of Association of the Company.

The meeting was convened and chaired by Chairman Chen Tonghai. After due consideration, the directors attending the meeting unanimously approved the following resolutions:

1. Report on production and operation for the first half of 2006 and work arrangements for the second half of the year.

2.     Proposal on distribution of interim dividends for 2006.

       On the basis of the total number of shares of 86,702,439,000 shares as at 30 June 2006, a cash dividend of RMB0.04 per share (including tax) will be distributed and the total cash dividends will be approximately RMB3.468 billion. The interim dividend will be distributed on or before Thursday, 28 September 2006 to the shareholders whose names appear on the register of members of Sinopec Corp. on Wednesday, 13 September 2006.

       To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at Rooms 1712 - 1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration of transfer no later than 4:00 p.m. on Tuesday, 12 September 2006. The register of members of Sinopec Corp. in respect of the H shares will be closed from Wednesday, 13 September 2006 to Tuesday, 19 September 2006 (both dates inclusive).

3. Financial reports of the Company for the first half of 2006 prepared in accordance with the PRC accounting rules and regulations and international financial reporting standards respectively and audited by KPMG Huazhen and KPMG.

4.     Interim report of Sinopec Corp. for 2006 and its summary.

5. Proposal on providing guarantees for the loans to Shanghai Gaoqiao Aisikai Solvent Company Limited.

       In order to facilitate the joint venture company of Sinopec Corp., Shanghai Gaoqiao Aisikai Solvent Company Limited, to obtain the project construction funds as soon as possible, it was agreed that Sinopec Corp. shall provide guarantees in proportion to its shareholding ratio (50%) to secure the relevant loan. The maximum amount of the guarantee shall be approximately RMB76,000,000, such amount being within the authority of the board of directors, and the Chairman shall be authorised to sign the relevant legal documents.

6. Proposal on providing guarantees in relation to the technical assistance loans to Qingdao Refinery Company.

       It is agreed that Sinopec Corp. shall provide guarantees to the joint venture company, Qingdao Refinery Company, in proportion to its shareholding ratio (85%) in relation to the technical assistance loans granted by the China Development Bank. The guarantee amount shall be RMB170,000,000, such amount being within the authority of the board of directors, and the Chairman shall be authorised to sign the relevant legal documents.

7.     Proposal on the share reform.

      (1) Agree to accept the entrustment of the shareholders of non-tradable shares of Sinopec Corp. to deal with the share reform matters of Sinopec Corp. (including but not limited to formulating, implementing the share reform proposal and submitting the same to the relevant competent authorities of the State for approval; convening shareholders' meetings relating to the A shareholders of Sinopec Corp. and examining the share reform proposal);

      (2) Agree to issue a letter in the name of the board of directors in relation to the collection of votes pursuant to the relevant stipulations of the share reform proposal in order to collect votes on the share reform proposal from the shareholders of the tradable A shares of Sinopec Corp.;

      (3) Authorise the Chairman or the person authorised by him to sign the necessary documents and take the necessary actions to implement the objectives of the resolutions referred to above (including but not limited to announcing the explanatory memorandum on the share reform according to the results of discussions and negotiation between the shareholders of non-tradable shares and shareholders of tradable shares).

      (4) Agree to convene a shareholders' meeting of the A shareholders and issue the meeting notice (please refer to the relevant shareholders' meeting notice for details).


                                     For and on behalf of the Board of Directors
                                     China Petroleum & Chemical Corporation
                                                           Chen Ge
                                             Secretary to the Board of Directors



Beijing, PRC, 25 August 2006

As at the date of this announcement, the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang; the non-executive directors are Messrs. Chen Tonghai, Zhou Yuan, Fan Yifei and Yao Zhongmin; the independent non-executive directors are Messrs. Shi Wanpeng, Liu Zhongli and Li Deshui.


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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        China Petroleum & Chemical Corporation


                                                               By: /s/ Chen Ge
                                                                   -----------

                                                                 Name: Chen Ge

                                    Title: Secretary to the Board of Directors

Date: August 28, 2006